UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MIDSTATES PETROLEUM COMPANY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

59804T 100

(CUSIP Number)

Anne E. Gold, First Reserve Corporation, One Lafayette Place, Greenwich, Connecticut 06830 (203) 625-2536

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. First Reserve GP XII Limited
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. First Reserve GP XII, L.P.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. FR XII Alternative GP XII, L.L.C.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. FR Midstates Interholding, LP
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. William E. Macaulay
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. Stephen C. Pugh
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. Thomas L. Mitchell
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. John A. Crum
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. Stephen J. McDaniel
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. John P. Foley
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. Guy Matthew David Sr.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. Dexter Burleigh
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. Curtis A. Newstrom
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

CUSIP No. 59804T 100

1.	Name Of Reporting Persons. James R. Hart
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power 0
	8.	Shared Voting Power 34,546,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,546,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,546,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 52%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Midstates Petroleum Company, Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 4400 Post Oak Parkway, Suite 1900, Houston, Texas 77027.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by (i) First Reserve GP XII Limited (“GP Limited”), a Cayman Islands exempted company, (ii) First Reserve GP XII, L.P. (“GP XII LP”), a Cayman Islands exempted limited partnership, (iii) FR XII Alternative GP, L.L.C. (“GP LLC”), a Delaware limited liability company, (iv) FR Midstates Interholding, LP (“Interholding”), a Delaware limited partnership, (v) William E. Macaulay, a citizen of the United States of America (together with GP Limited, GP XII LP, GP LLC and Interholding, the “First Reserve Filers”), (vi) Stephen McDaniel, (vii) John Foley, (viii) John Crum, (ix) Guy Matthew David, (x) Dexter Burleigh, (xi) Curtis Newstrom, (xii) James Hart, (xiii) Stephen Pugh, and (xiv) Thomas Mitchell (the persons listed in (vi)-(xiv), together the “Management Filers” and together with the First Reserve Filers, the “Reporting Persons”). Each of the Management Filers is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 3, 2012, a copy of which is attached hereto as Exhibit 1.

(b) The address of the principal business and principal office of each of the First Reserve Filers is One Lafayette Place, Greenwich CT 06830.

(c) Information with respect to each of the Management Filers, including name, business address, present principal occupation or employment and the organization in which their employment is conducted is listed on the attached Schedule I, which is incorporated in this Schedule 13D by reference. Information with respect to the executive officers and directors of GP Limited, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule II, which is incorporated in this Schedule 13D by reference.

Interholding is a Delaware limited partnership formed for the purpose of making investments in the Issuer. GP LLC is a Delaware limited liability company formed for the purpose of making equity and equity related investments in certain companies. GP XII LP is a Cayman Islands exempted limited partnership formed for the purpose of acting as general partner or managing member of various investment entities, including GP LLC. GP Limited is a Cayman Islands exempted company formed for the purpose of acting as general partner of GP XII LP. Mr. Macaulay is a director of the board of directors of GP Limited (the “Board”) and has the right to appoint the majority of the directors of the Board.

(d) During the last five years, none of the Reporting Persons nor any executive officer or director of GP Limited (i) has been convicted of a criminal proceeding or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such law.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), the Issuer was a wholly owned subsidiary of Midstates Petroleum Holdings, LLC (“MPH”). MPH was a wholly owned subsidiary of Midstates Petroleum Holdings, Inc. (the “S-Corp”). Each of Stephen McDaniel, John Foley, John Crum, Guy Matthew David, Dexter Burleigh, and Curtis Newstrom owned shares of common stock of the S-Corp (collectively, the “S-Corp Shareholders”). In 2008, FR Midstates Holdings LLC (“FRMH”), an affiliate of Interholding, acquired common units of Midstates Petroleum Holdings LLC (“MPH”) in connection with a reorganization of a predecessor to MPH. Each of Stephen Pugh, Thomas Mitchell and James Hart (together, the “MPH Management Members”) acquired common units in MPH in 2011.

On April 24, 2012, prior to the closing of the IPO, the Issuer completed a corporate reorganization (the “Reorganization”), pursuant to a Master Reorganization Agreement (the “Master Agreement”), dated April 24, 2012. In accordance with the Master Agreement, (i) Interholding contributed its interest in FRMH and MPH to the Issuer in exchange for Common Stock, (ii) each MPH Management Member contributed his or her interest in MPH in exchange for Common Stock, and (iii) the S-Corp merged with and into Issuer pursuant to an Agreement and Plan of Merger, pursuant to which all of the outstanding common stock of S-Corp held by the S-Corp Shareholders was exchanged for Common Stock.

Item 4.	Purpose of Transaction

The acquisitions of Common Stock by the Reporting Persons were undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through exercise of their rights to appoint directors to the Issuer’s Board of Directors (pursuant to the Stockholder Agreement, described in Item 6) and through their voting rights with respect to all of their shares of Common Stock.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) To the best knowledge of the Reporting Persons, as of April 25, 2012, there were 66,420,332 shares of Common Stock outstanding. The Reporting Persons, comprising a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934 and for purposes of qualifying the Issuer as a “controlled company” pursuant to the rules of the New York Stock Exchange, beneficially own in the aggregate 34,546,175 shares of Common Stock (the “Subject Shares”), comprised of 27,147,651 shares of Common Stock beneficially owned by the First Reserve Filers and held in a brokerage account, and an aggregate of 7,398,524 shares of Common Stock directly owned by the Management Filers. Collectively, the Reporting Persons beneficially own 52% of the total outstanding shares of Common Stock. The First Reserve Filers beneficially own 40.9%, and the Management Filers, collectively, beneficially own 11.1%, of the total outstanding shares of Common Stock.

(b) Due to the relationship between Interholding and each of the Management Filers as set forth in the Stockholders Agreement (described in Item 6), each of Interholding and the Management Filers may be deemed to beneficially own the Subject Shares. GP LLC, as the general partner of Interholding, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. GP XII LP, as the managing member of GP LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. GP Limited, as the general partner of GP XII LP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Mr. Macaulay’s right to appoint a majority of the directors of GP Limited, Mr. Macaulay may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares, and therefore, Mr. Macaulay may be deemed to be a beneficial owner of the Subject Shares.

(c) On April 24, 2012, the Issuer completed the Reorganization pursuant to which Interholding and each of the Management Filers received shares of Common Stock of the Issuer. On April 25, 2012, pursuant to an Underwriters Agreement, dated April 19, 2012, among the Issuer, the Selling Stockholders named therein, and the Underwriters named therein, Interholding sold 9,402,470 shares of Common Stock at $12.22 per share for an aggregate consideration of $114,898,183.40, Dexter Burleigh sold 8,824 shares of Common Stock at $12.22 per share for an aggregate consideration of $107,829.28, and Guy Matthew David sold 26,889 shares of Common Stock at $12.22 per share for an aggregate consideration of $328,583.58.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

JOINT FILING AGREEMENT

A Joint Filing Agreement, dated May 3, 2012, by and among GP Limited, GP XII LP, GP LLC, Interholding, William E. Macaulay, and each of the Management Filers, has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

STOCKHOLDER AGREEMENT

Interholding, the Issuer and the Management Filers are parties to a Stockholder Agreement, dated April 24, 2012 (the “Stockholder Agreement”), pursuant to which Interholding has certain (i) rights to designate between one and three director nominees of the Issuer, so long as Interholding owns at least 25% of the Issuer’s outstanding Common Stock; (ii) rights to require the Issuer to register for sale any shares of Common Stock owned by Interholding; and (iii) rights to include any shares of Common Stock owned by Interholding into a registered offering initiated by the Issuer. A form of the Stockholder Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference. The summary of the Stockholder Agreement is qualified in its entirety by reference to the text of Exhibit 2 hereto.

MASTER REORGANIZATION AGREEMENT

Interholding, the Management Filers, the Issuer, and several of their respective affiliates entered into a Master Reorganization Agreement, dated April 24, 2012. Pursuant to the Master Reorganization Agreement, the Issuer completed the Reorganization and the Interholding and each of the Management Filers received shares of the Issuer. A form of the Master Reorganization Agreement is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference. The summary of the Master Reorganization Agreement is qualified in its entirety by reference to the text of Exhibit 3 hereto.

LOCK-UP AGREEMENT

Interholding and the Management Filers have entered into a Lock-Up Agreement with the Underwriters for a period of 180 days from April 25, 2012 (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, each of Interholding and the Management Filers will not, without the prior written consent of the Underwriters and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable for, such capital stock. A form of the Lock-Up Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference. The summary of the Lock-Up Agreement is qualified in its entirety by reference to the text of Exhibit 4 hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1         Joint Filing Agreement of Schedule 13D.

Exhibit 2         Stockholder Agreement dated April 24, 2012, filed by the Issuer with the Securities and Exchange Commission on April 25, 2012, as Exhibit 10.1 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 2 to this Schedule 13D.

Exhibit 3         Master Reorganization Agreement, dated April 24, 2012, by and among Interholding, the Management Filers, and certain of their respective affiliates filed by the Issuer with the Securities and Exchange Commission on April 25, 2012, as Exhibit 2.1 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 3 to this Schedule 13D.

Exhibit 4         Form of Lock-Up Agreement, executed in connection with the IPO, filed as Annex V to the Underwriting Agreement filed by the Issuer with the Securities and Exchange Commission on April 25, 2012, as Exhibit 1.1 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 4 to this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

First Reserve GP XII Limited, by /s/ John P. Foley,
as attorney-in-fact	05/03/2012

First Reserve GP XII, L.P., by /s/ John P. Foley
as attorney-in-fact	05/03/2012

FR XII Alternative GP, L.L.C. by /s/ John P. Foley
as attorney-in-fact	05/03/2012

FR Midstates Interholding, LP by /s/ John P. Foley
as attorney-in-fact	5/03/2012

William E. Macauley, by /s/ John P. Foley
as attorney-in-fact	05/03/2012

Thomas L. Mitchell, by /s/ John P. Foley
as attorney-in-fact	05/03/2012

John P. Foley, by /s/ John P. Foley
as attorney-in-fact	05/03/2012

Stephen J. McDaniel, by /s/ John P. Foley
as attorney-in-fact	05/03/2012

Stephen C. Pugh, by /s/ John P. Foley
as attorney-in-fact	05/03/2012

Guy David Matthew, by /s/ John P. Foley
as attorney-in-fact	05/03/2012

James R. Hart, by /s/ John P. Foley
as attorney-in-fact	05/03/2012

John A. Crum, by /s/ John P. Foley
as attorney-in-fact	05/03/2012

Dexter Burleigh, by /s/ John P. Foley
as attorney-in-fact	05/03/2012

Curtis A. Newstrom, by /s/ John P. Foley
as attorney-in-fact	05/03/2012

SCHEDULE I

The name and present principal occupation or employment of each Management Filer is set forth below. The business address of each such person is 4400 Post Oak Parkway, Suite 1900, Houston, Texas 77027. Each such person is a citizen of the United States and does not have any other principal occupation.

Name	Position with Issuer
Stephen C. Pugh	Executive Vice President & Chief Operating Officer
Thomas L. Mitchell	Executive Vice President and Chief Financial Officer
James R. Hart	Vice President Midstream
John P. Foley	Corporate Counsel
John A. Crum	President and Chief Executive Officer
Guy Matthew David Sr.	Vice President, Land
Dexter Burleigh	Vice President Planning & Treasurer
Curtis A. Newstrom	Vice President Business Development
Stephen McDaniel	Chairman

SCHEDULE II

The name, business address and present principal occupation or employment of each of the executive officers and directors of First Reserve GP XII Limited (“First Reserve”) are set forth below. Each such person is a citizen of the United States and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve Corporation):

Name	Position with First Reserve	Business Address	Citizenship
Timothy H. Day	Managing Director, Director of the Board	(2)	United States
Cathleen M. Ellsworth	Managing Director, Director of the Board	(1)	United States
Michael G. France	Managing Director	(2)	United States
Francesco Giuliani	Managing Director	(3)	Italy
Neil J. Hartley	Managing Director	(3)	British
John A. Hill	Vice Chairman, Managing Director, Director of the Board	(1)	United States
Will Honeybourne	Managing Director, Director of the Board	(2)	United States
Alex T. Krueger	President, Managing Director, Director of the Board	(3)	United States
Mark A. McComiskey	Director of the Board	(1)	United States
William E. Macaulay	Chairman of the Board, CEO, Managing Director	(1)	United States
John Mogford	Managing Director	(3)	British
Kenneth W. Moore	Managing Director, Director of the Board	(1)	United States
David A. Posner	Managing Director	(1)	United States
Jeffrey K. Quake	Managing Director	(1)	United States
Claudio Santiago	Chief Operating Officer, Managing Director	(3)	Spain
Alan G. Schwartz	Managing Director, Director of the Board	(1)	United States
Joshua B. Weiner	Managing Director	(1)	United States
Jennifer C. Zarrilli	Chief Financial Officer, Managing Director, Director of the Board	(1)	United States
Mark B. Florian	Director of the Board	(1)	United States

(1)	One Lafayette Place, Third Floor, Greenwich, CT 06830
(2)	600 Travis Street, Suite 6000, Houston, TX 77002
(3)	25 Victoria Street, London, England SW1H OEX, United Kingdom